

ANGLO AMERICAN RECEIVED

2004 OCT 19 A 9: 04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

6 October, 2004



04045579

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
    Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

• Announcement re additional listing dated 6 October 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED

OCT 21 2004

THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc   RECEIVED

Pursuant to the above-named Company's Share Option Schemes, options over

- 155,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;

- 79,312 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;

- 254,098 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and

- 69,822 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares totalling 558,432 to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications will be made to the Johannesburg, Botswana, Namibian and the SWX Swiss Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,493,434,517.

N Jordan
Company Secretary
5 October 2004
END.

K:\Min\Compsec\TG\Non Executives Allotment of shares\Alottment of shares - Notificantion to Exchanges.doc

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes, options over

- 155,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;

- 79,312 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;

- 254,098 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and

- 69,822 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares totalling 558,432 to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications will be made to the Johannesburg, Botswana, Namibian and the SWX Swiss Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,493,434,517.

N Jordan
Company Secretary
5 October 2004
END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes, options over

- 155,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 79,312 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 254,098 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 69,822 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares totalling 558,432 to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications will be made to the Johannesburg, Botswana, Namibian and the SWX Swiss Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,493,434,517.

N Jordan
Company Secretary
5 October 2004
END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes, options over

- 155,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;

- 79,312 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;

- 254,098 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and

- 69,822 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares totalling 558,432 to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications will be made to the Johannesburg, Botswana, Namibian and the SWX Swiss Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,493,434,517.

N Jordan
Company Secretary
5 October 2004
END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes, options over

- 155,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 79,312 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 254,098 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 69,822 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares totalling 558,432 to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications will be made to the Johannesburg, Botswana, Namibian and the SWX Swiss Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,493,434,517.

N Jordan
Company Secretary
5 October 2004
END.